Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 18, 2007

PRICING SUPPLEMENT NO. 2007-MTNDD056 DATED                     , 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Index LeAding StockmarkEt

Return Securities (Index LASERSSM)

Based Upon the U.S.-Europe-Japan Basket

Due             , 2010

$10.00 per Index LASERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the Index LASERS prior to maturity.

■	The Index LASERS are based upon the U.S.-Europe-Japan Basket which tracks the price movements of three equity sub-indices: the S&P 500 Index®, the Dow Jones EURO STOXX 50 IndexSM and the Nikkei 225 Stock AverageSM.

■	You will receive at maturity for each Index LASERS you hold a maturity payment based on the value of the U.S.-Europe-Japan Basket during the term of the Index LASERS, which may be greater than, equal to, or less than your initial investment.

■	If the ending value of the U.S.-Europe-Japan Basket is greater than its starting value, the maturity payment will equal the $10 principal amount per Index LASERS plus approximately 135% to 145% (to be determined on the date the Index LASERS are priced for initial sale to the public) of the basket’s percentage appreciation.

■	If the ending value of the U.S.-Europe-Japan Basket is less than its starting value and the closing value of the U.S.-Europe-Japan Basket on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity is less than or equal to approximately 75 (a decrease of approximately 25% or more (to be determined on the date the Index Lasers are priced for initial sale to the public) from the starting value of the U.S.-Europe-Japan Basket), the maturity payment will be less than your initial investment in the Index LASERS and may be zero.

■	In all other circumstances, the maturity payment will equal the $10 principal amount per Index LASERS.

■	The Index LASERS are not principal-protected. At maturity you could receive an amount less than your initial investment in the Index LASERS.

■	We will apply to list the Index LASERS on the American Stock Exchange under the symbol “IBF.”

Investing in the Index LASERS involves a number of risks. See “ Risk Factors Relating to the Index LASERS” beginning on page PS-8.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. “Dow Jones” is a service mark of Dow Jones & Company (“Dow Jones”). “STOXX,” “EURO STOXX,” and “EURO STOXX 50” are service marks of STOXX Limited (“STOXX”). These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The Index LASERS have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones or STOXX. The Index LASERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones or STOXX and none of the above makes any warranties or bears any liability with respect to the Index LASERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Index LASERS	Total

Public Offering Price	$	$
Agent’s Discount	$	$
Proceeds to Citigroup Funding Inc.	$	$

The agent expects to deliver the Index LASERS to purchasers on or about             , 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Index LASERS?

Index LeAding StockmarkEt Return Securities, or Index LASERSSM, are index linked investments that offer a potential return at maturity based on an enhanced upside participation as well as limited protection against the decline in the level of the U.S.-Europe-Japan Basket on which the Index LASERS are based. The Index LASERS are not principal protected and do not pay periodic interest or any other payments prior to maturity.

The return on the Index LASERS, if any, and the maturity payment are linked to the value of the U.S.-Europe-Japan Basket which consists of three equity sub-indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average. At maturity you will receive a payment in cash based on the value of the U.S.-Europe-Japan Basket during the term of the Index LASERS. We refer to the change in the value of the U.S.-Europe-Japan Basket from the date on which the Index LASERS are priced for initial sale to the public, which we refer to as the pricing date, and the closing value on the third index business day before maturity, expressed as a percentage, as the basket return. If the basket return is positive at maturity, you will receive a maturity payment based upon the basket return and an upside participation rate that is expected to be approximately 135% to 145% (to be determined on the pricing date). If the basket return is negative at maturity and the closing value of the U.S.-Europe-Japan Basket has decreased by approximately 25% or more (to be determined on the pricing date) on any index business day from the Pricing Date up to and including the third index business day before maturity, the maturity payment will be less than the amount of your initial investment and could be zero. If the basket return is negative at maturity and the closing value of the U.S.-Europe-Japan Basket on any index business day after the pricing date up to and including the third index business day before maturity has not decreased by approximately 25% or more (to be determined on the pricing date), the maturity payment will equal your initial investment of $10 per Index LASERS.

The Index LASERS mature on                 , 2010 and do not provide for earlier redemption. The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc., and as a result of the guarantee any payments due under the Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment at maturity is not guaranteed.

Each Index LASERS represents a principal amount of $10. You may transfer the Index LASERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index LASERS—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the Index LASERS?

We will not make any periodic payments of interest on the Index LASERS or any other payments on the Index LASERS until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket.

What Will I Receive at Maturity of the Index LASERS?

At maturity you will receive for each Index LASERS an amount in cash equal to $10 plus a basket return amount, which may be positive, zero or negative. Because the basket return amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS and could be zero.

How is the Basket Return Amount Defined?

The basket return amount will be based on the basket return of the U.S.-Europe-Japan Basket. The basket return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The starting value of the U.S.-Europe-Japan Basket will be set to equal 100 on the pricing date.

The ending value will equal the closing value of the U.S.-Europe-Japan Basket on the third index business day before the maturity date.

How Will the Basket Return Amount Be Calculated?

The calculation of the basket return amount depends on whether the basket return is positive, zero or negative:

•	If the basket return is positive, the basket return amount will equal:

$10 × Basket Return × Upside Participation Rate

The upside participation rate is expected to be approximately 135% to 145% (to be determined on the pricing date).

•	If the basket return is zero, the basket return amount will be zero and the maturity payment will be $10 per Index LASERS.

•	If the basket return is negative and

•	the closing value of the U.S.-Europe-Japan Basket on any index business day after the pricing date up to an including the third index business day before maturity is less than or equal to approximately 75 (approximately 75%, to be determined on the pricing date, of the starting value), the basket return amount will equal:

$10 × Basket Return

Thus, in such case, the basket return amount will be negative and the maturity payment will be less than $10 per Index LASERS and could be zero.

•	the closing value of the U.S.-Europe-Japan Basket on any index business day after the pricing date up to an including the third index business day before maturity is not less than or equal to approximately 75 (approximately 75%, to be determined on the pricing date, of the starting value), then the basket return amount will be zero and the maturity payment will be $10 per Index LASERS.

For more specific information about the basket return amount, the basket return, the determination of an index business day and the effect of a market disruption event on the determination of the basket return amount and the basket return, please see “Description of the Index LASERS—Basket Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Capital?

If the ending value of the U.S.-Europe-Japan Basket is less than its starting value and the closing value of the U.S.-Europe-Japan Basket on any index business day after the pricing date up to and including the third index business day before maturity is less than or equal to approximately 75 (approximately 75%, to be determined on the pricing date, of the starting value), at maturity you will receive less than the original principal amount of the

Index LASERS. This will be true even if the closing value of the U.S.-Europe-Japan Basket exceeded its starting value at one or more times over the term of the Index LASERS. Even if the ending value of the basket is greater than its starting value, the total yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors—The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Index LASERS—Maturity Payments—Hypothetical Examples” in this pricing supplement.

Who Publishes the U.S.-Europe-Japan Basket and What Does it Measure?

The Chicago Board Options Exchange will publish the U.S.-Europe-Japan Basket upon its establishment on the pricing date. The U.S.-Europe-Japan Basket will represent the value of three equity sub-indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average. Each sub-index tracks the price return of the broad equity markets in each respective geographic region. The U.S.-Europe-Japan Basket will be calculated by the Chicago Board Options Exchange using an “equal dollar-weighting” methodology designed to ensure that each of the sub-indices is represented in an approximately equal dollar amount in the U.S.-Europe-Japan Basket as of the pricing date. The value of the U.S.-Europe-Japan Basket will be set to equal 100 as of the pricing date and on each index business day thereafter will equal the sum of the market value of the assigned number of units of each of the sub-indices. For further information on the U.S.-Europe-Japan Basket, including its makeup and method of calculation, see “Description of the U.S.-Europe-Japan Basket” in this pricing supplement.

Please note that an investment in the Index LASERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket.

Who Publishes the S&P 500 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500 Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. For further information on the S&P 500 Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500 Index” in this pricing supplement.

Please note that an investment in the Index LASERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket.

How Has the S&P 500 Index Performed Historically?

We have provided tables showing the closing values of the S&P 500 Index on the last index business day of each month from January 2001 to December 2006, as well as a graph showing the closing values of the S&P 500 Index on the last index business day of each month from January 2001 through December 2006. You can find this table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500

Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in recent years. However, past performance is not indicative of how the S&P 500 Index will perform in the future.

Who Publishes the Dow Jones EURO STOXX 50 Index and What Does It Measure?

STOXX Limited (“STOXX”), a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in Europe (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 on December 31, 1991.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones EURO STOXX 50 Index.

How Has the Dow Jones EURO STOXX 50 Index Performed Historically?

We have provided a table showing the closing values of the Dow Jones EURO STOXX 50 Index on the last index business day of each month from January 2001 to December 2006 and a graph showing the closing values of the Dow Jones EURO STOXX 50 Index on the last index business day of each month from January 2001 through December 2006. You can find the table and the graph in the section “Description of the Dow Jones EURO STOXX 50 Index—Historical Data on the Dow Jones EURO STOXX 50 Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones EURO STOXX 50 Index in recent years. However, past performance is not indicative of how the Dow Jones EURO STOXX 50 Index will perform in the future.

Who Publishes the Nikkei 225 Stock Average and What Does It Measure?

Unless otherwise stated, all information on the Nikkei 225 Stock Average provided in this pricing supplement is derived from Nihon Keizai Shimbun, Inc. (“NKS”) or other publicly available sources. The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized underlying stocks trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 underlying stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. For further information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in it components, see “Description of the Nikkei 225 Stock Average” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Nikkei 225 Stock Average.

How Has the Nikkei 225 Stock Average Performed Historically?

We have provided a table showing the closing values of the Nikkei 225 Stock Average on the last index business day of each month from January 2001 to December 2006 and a graph showing the closing values of the Nikkei 225 Stock Average on the last index business day of each month from January 2001 through December 2006. You can find the table and the graph in the section “Description of the Nikkei 225 Stock Average—Historical Data on the Nikkei 225 Stock Average” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Stock Average in recent years. However, past performance is not indicative of how the Nikkei 225 Stock Average will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Index LASERS?

In purchasing an Index LASERS, you agree with Citigroup Funding Inc. that you and Citigroup Funding Inc. intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the U.S.-Europe-Japan Basket at maturity. Under such treatment, upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERS. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding Inc. and the U.S. Holder’s tax basis in the Index LASERS at that time. Gain or loss on the sale, redemption or other disposition of the Index LASERS generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at disposition. Due to the absence of authority as to the proper characterization of the Index LASERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Index LASERS Be Listed on a Stock Exchange?

We will apply to list the Index LASERS on the American Stock Exchange under the symbol “IBF.” You should be aware that the listing of the Index LASERS on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Index LASERS.

Can You Tell Me More About Citigroup and Citigroup Funding Inc.?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the Index LASERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERS to create a secondary market for holders of the Index LASERS, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the Index LASERS.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket or in other instruments, such as options, swaps or futures, based upon the U.S.-Europe-Japan Basket, the sub-indices comprising the U.S.-Europe-Japan Basket or the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket. This hedging activity could affect the value of the U.S.-Europe-Japan Basket and therefore the market value of the Index LASERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index LASERS declines. You should refer to “Risk Factors Relating to the Index LASERS “—The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Index LASERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Index LASERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Index LASERS or (B) its acquisition and holding of the Index LASERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Index LASERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Index LASERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the Index LASERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index LASERS” in this pricing supplement.

RISK FACTORS RELATING TO THE INDEX LASERS

Because the terms of the Index LASERS differ from those of conventional debt securities in that the maturity payment will be based on the value of the U.S.-Europe-Japan Basket after the pricing date up to and including the third index business day before the maturity date, an investment in the Index LASERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the U.S.-Europe-Japan Basket and other events that are difficult to predict and beyond our control.

Your Investment in the Index LASERS May Result in a Loss if the Value of the U.S.-Europe-Japan Basket Declines

The amount of the maturity payment will depend on the closing value of the U.S.-Europe-Japan Basket on any index business day after the pricing date up to and including the third index business day before maturity. If the closing value of the U.S.-Europe-Japan Basket on the third index business day before maturity is less than the starting value and the closing value on any index business day after the pricing date up to and including the third index business day before maturity is less than or equal to approximately 75 (approximately 75%, to be determined on the pricing date, of the starting value), the value of your maturity payment for each Index LASERS will be less than the price paid for each Index LASERS, and could be zero, in which case your investment in the Index LASERS will result in a loss. This will be true even if the closing value of the U.S.-Europe-Japan Basket exceeds its starting value at one or more times during the term of the Index LASERS.

You Will Not Receive Any Periodic Payments on the Index LASERS

You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket.

The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Index LASERS do not pay any interest. As a result, if the ending value of the U.S.-Europe-Japan Basket is less than             (an increase of approximately             % from its starting value), the yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. of comparable maturity.

The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Index LASERS in the secondary market will be affected by the supply of and demand for the Index LASERS, the value of the U.S.-Europe-Japan Basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the U.S.-Europe-Japan Basket.    We expect that the market value of the Index LASERS will depend substantially on the amount, if any, by which the value of the U.S.-Europe-Japan Basket changes from the starting value of 100. However, changes in the value of the Index LASERS may not always be reflected in full or in part, in the market value of the Index LASERS. If you choose to sell your Index LASERS when the value of the U.S.-Europe-Japan Basket exceeds the starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the U.S.-Europe-Japan Basket will continue to fluctuate from that time to the third index business day before -maturity. If you choose to sell your Index LASERS when the value of the U.S.-Europe-Japan Basket is below the starting value, you may receive less than the amount you originally invested.

Trading prices of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding Inc.’s hedging activities in the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket, the issuance of securities similar to the Index LASERS and other trading activities by Citigroup Funding Inc., its affiliates and other market participants can also affect the price of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket.

Volatility of the U.S.-Europe-Japan Basket.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the U.S.-Europe-Japan Basket changes during the term of the Index LASERS, the market value of the Index LASERS may decrease.

Events Involving the Companies Included in the Sub-Indices Comprising the U.S.-Europe-Japan Basket.    General economic conditions and earnings results of the companies whose stocks are included in the sub-indices comprising the U.S.-Europe-Japan Basket and real or anticipated changes in those conditions or results may affect the market value of the Index LASERS. In addition, if the dividend yields on those stocks increase, we expect that the market value of the Index LASERS may decrease because the sub-indices comprising the U.S.-Europe-Japan Basket do not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the Index LASERS may increase.

Interest Rates.    We expect that the market value of the Index LASERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Index LASERS may decrease, and if U.S. interest rates decrease, the market value of the Index LASERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the Index LASERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the U.S.-Europe-Japan Basket the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the U.S.-Europe-Japan Basket during the period prior to the maturity of the Index LASERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Index LASERS.

Hedging Activities.    Hedging activities related to the Index LASERS by one or more of our affiliates will likely involve trading in one or more of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket or in other instruments, such as options, swaps or futures, based upon the U.S.-Europe-Japan Basket, the sub-indices comprising U.S.-Europe-Japan Basket or the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket. This hedging activity could affect the value of the U.S.-Europe-Japan Basket and therefore the market value of the Index LASERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market.

Citigroup Funding Inc. and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index LASERS. The Index LASERS are subject to the credit risk of Citigroup, the guarantor of the payments due on the Index LASERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Index LASERS attributable to another factor, such as an increase in the value of the U.S.-Europe-Japan Basket.

Foreign Jurisdictions

You should be aware that investments in securities, such as the Index LASERS, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Stock Average and the Index LASERS.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket are traded may have adopted certain measures intended to prevent extreme fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average may be limited by price limitations on, suspensions of trading of, individual stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket, which may, in turn, adversely affect the value of the Index LASERS or result in the occurrence of a market disruption event.

Prices of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Historical Performance of the Sub-Indices Comprising the U.S.-Europe-Japan Basket Is Not an Indication of the Future Performance of these Sub-Indices or the U.S.-Europe-Japan Basket

The historical performance of each of the sub-indices comprising the U.S.-Europe-Japan Basket, which are included in this pricing supplement, should not be taken as an indication of the future performance of these sub-indices or the U.S.-Europe-Japan Basket during the term of the Index LASERS. Changes in the value of any of the sub-indices and thus, the U.S.-Europe-Japan Basket will affect the trading price of the Index LASERS, but it is impossible to predict whether the value of these indices will fall or rise.

Your Return on the Index LASERS Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Sub-Indices Comprising the U.S.-Europe-Japan Basket

Your return on the Index LASERS will not reflect the return you would realize if you actually owned the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket because S&P calculates the S&P

500 Index, STOXX calculates the Dow Jones EURO STOXX 50 Index and NKS calculates the Nikkei 225 Stock Average by reference to the prices of the stocks included in these indices without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index LASERS may be less than the return you would realize if you actually owned the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket even if the ending value of the U.S.-Europe-Japan Basket is greater than its starting value.

You May Not Be Able To Sell Your Index LASERS If an Active Trading Market for the Index LASERS Does Not Develop

There is currently no secondary market for the Index LASERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERS. If the secondary market for the Index LASERS is limited, there may be few buyers should you choose to sell your Index LASERS prior to maturity and this may reduce the price you receive.

The Market Value of the Index LASERS May Be Affected by Purchases and Sales of the Stocks Included in the Sub-Indices Comprising the U.S.-Europe-Japan Basket or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket or derivative instruments relating to such stocks or the sub-indices for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket and therefore the market value of the Index LASERS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc. and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the Index LASERS, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket or in other instruments, such as options, swaps or futures, based upon the U.S.-Europe-Japan Basket, the sub-indices comprising the U.S.-Europe-Japan Basket or the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket. This hedging activity may present a conflict between your interest in the Index LASERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the U.S.-Europe-Japan Basket and therefore the market value of the Index LASERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index LASERS in the secondary market. Since hedging our obligation under the Index LASERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines.

The United States Federal Income Tax Consequences of the Index LASERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Index LASERS may affect the U.S. tax consequences of investing in the Index LASERS, including for non-U.S. investors.

DESCRIPTION OF THE INDEX LASERS

The description in this prospectus supplement of the particular terms of the Index LASERS supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Index LeAding StockmarkEt Return Securities (Index LASERSSM) Based Upon the U.S.-Europe-Japan Basket are index-linked investments that offer a potential return at maturity, based on an enhanced upside participation, as well as limited protection against the decline in the level of the U.S.-Europe-Japan Basket on which the Index LASERS are based.

The return on the Index LASERS, if any, and the maturity payment are linked to the value of the U.S.-Europe-Japan Basket, which consists of three equity indices: the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Stock Average. At maturity you will receive a payment in cash based on the value of the U.S.-Europe-Japan Basket during the term of the Index LASERS. We refer to the change in the value of the U.S.-Europe-Japan Basket from the Pricing Date and the closing value on the third Index Business Day before maturity, expressed as a percentage, as the Basket Return. If the Basket Return is positive at maturity, you will receive a maturity payment based upon the Basket Return and an Upside Participation Rate that is expected to be approximately 135% to 145% (to be determined on the Pricing Date). If the Basket Return is negative at maturity and the closing value of the U.S.-Europe-Japan Basket has decreased by approximately 25% or more (to be determined on the Pricing Date) on any Index Business Day after the Pricing Date up to and including the third index business day before maturity, the maturity payment will be less than the amount of your initial investment and could be zero. If the Basket Return is negative at maturity and the closing value of the U.S.-Europe-Japan Basket has not decreased by approximately 25% or more (to be determined on the Pricing Date) on any Index Business Day after the Pricing Date up to and including the third index business day before maturity, the maturity payment will equal your initial investment of $10 per Index LASERS.

The Index LASERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Index LASERS issued will be              (             Index LASERS). The Index LASERS will mature on                     , 2010. The Index LASERS will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. The guarantee of payments due under the Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Index LASERS at maturity is not guaranteed. The Index LASERS will be issued only in fully registered form and in denominations of $10 per Index LASERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Index LASERS and of the senior debt indenture under which the Index LASERS will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Index LASERS until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the sub-indices comprising the U.S.-Europe-Japan Basket.

Payment at Maturity

The Index LASERS will mature on                     , 2010. At maturity you will receive for each Index LASERS an amount in cash equal to $10 plus a Basket Return Amount, which may be positive, zero or negative.

Because the Basket Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS and could be zero.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return of the U.S.-Europe-Japan Basket. The Basket Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The Starting Value will be set to equal 100 on the Pricing Date.

The Pricing Date means the date on which the Index LASERS are priced for initial sale to the public.

The Ending Value will equal the closing value of the U.S.-Europe-Japan Basket on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Basket Return Amount will depend on whether the Basket Return is positive, zero or negative:

•	If the Basket Return is positive, the Basket Return Amount will equal:

$10 × Basket Return × Upside Participation Rate

The upside Participation Rate is expected to be approximately 135% to 145% (to be determined on the Pricing Date).

•	If the Basket Return is zero, the Basket Return Amount will be zero and the maturity payment will be $10 per Index LASERS.

•	If the Basket Return is negative, and

•	the closing value of the U.S.-Europe-Japan Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to approximately 75 (approximately 75%, to be determined on the Pricing Dates, of the Starting Value of the U.S.-Europe-Japan Basket) (the “Downside Trigger Value”), the Basket Return Amount will equal:

$10 × Basket Return

Thus, in such case, the Basket Return Amount will be negative and the maturity payment will be less than $10 per Index LASERS and could be zero.

•	the closing value of the U.S.-Europe-Japan Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is not less than or equal to approximately 75 (approximately 75%, to be determined on the Pricing Dates, of the Starting Value), then the Basket Return Amount will be zero and the maturity payment will be $10 per Index LASERS.

If no closing value of the U.S.-Europe-Japan Basket is available on the Valuation Date because of a Market Disruption Event or otherwise, the value of the U.S.-Europe-Japan Basket for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the U.S.-Europe-Japan Basket obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the U.S.-Europe-Japan Basket by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the day prior to the Maturity Date.

An Index Business Day means a day, as determined by the calculation agent, on which the U.S.-Europe-Japan Basket or any successor index is calculated and published and on which securities comprising more than 80% of the value of any of the sub-indices comprising the U.S.-Europe-Japan Basket on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the sub-indices comprising the U.S.-Europe-Japan Basket. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index LASERS, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of any of the sub-indices comprising the U.S.-Europe-Japan Basket or any successor indices, (b) any option or futures contracts, or any options on such futures contracts relating to the sub-indices comprising the U.S.-Europe-Japan Basket or any successor indices, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of any of the sub-indices comprising the U.S.-Europe-Japan Basket or any successor indices on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the sub-indices comprising the U.S.-Europe-Japan Basket is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the sub-indices comprising the U.S.-Europe-Japan Basket will be based on a comparison of the portion of the value of the sub-indices comprising the U.S.-Europe-Japan Basket attributable to that security relative to the overall value of the sub-indices comprising the U.S.-Europe-Japan Basket, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the Index LASERS for a range of Ending Values of the U.S.-Europe-Japan Basket. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the U.S.-Europe-Japan Basket on the amount you will receive in respect of the Index LASERS at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Index LASERS

•	Starting Value: 100.00

•	Upside Participation Rate: 140.0%

•	Downside Participation Rate: 100%

•	Downside Trigger Value: 75 (75% of the Starting Value)

•	Maturity: 3 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on whether the Ending Value of the U.S.-Europe-Japan Basket is less than its Starting Value and whether the closing value of the U.S.-Europe-Japan Basket on any day up to and including the Valuation Date declines by approximately 25% (to be determined on the Pricing Date) or more from the Starting Value, causing you to receive less than $10 per Index LASERS.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY1

		Closing Value of Basket Did Not Decrease by 25.0% at Any Time		Closing Value of Basket Decreased by 25.0% or More at Any Time
Ending Value of the Basket	Basket Return (%)[2]	Return on the Index LASERS	Maturity Payment per Index LASERS	Return on the Index LASERS	Maturity Payment per Index LASERS
0.00	–100.00%	N/A	N/A	–100.00%	0.00
10.00	–90.00%	N/A	N/A	–90.00%	1.00
20.00	–80.00%	N/A	N/A	–80.00%	2.00
30.00	–70.00%	N/A	N/A	–70.00%	3.00
40.00	–60.00%	N/A	N/A	–60.00%	4.00
50.00	–50.00%	N/A	N/A	–50.00%	5.00
60.00	–40.00%	N/A	N/A	–40.00%	6.00
70.00	–30.00%	N/A	N/A	–30.00%	7.00
75.00	–25.00%	N/A	N/A	–25.00%	7.50
80.00	–20.00%	0.00%	10.00	–20.00%	8.00
90.00	–10.00%	0.00%	10.00	–10.00%	9.00
100.00	0.00%	0.00%	10.00	0.00%	10.00
110.00	10.00%	14.00%	11.40	14.00%	11.40
120.00	20.00%	28.00%	12.80	28.00%	12.80
130.00	30.00%	42.00%	14.20	42.00%	14.20
140.00	40.00%	56.00%	15.60	56.00%	15.60
150.00	50.00%	70.00%	17.00	70.00%	17.00
160.00	60.00%	84.00%	18.40	84.00%	18.40
170.00	70.00%	98.00%	19.80	98.00%	19.80
180.00	80.00%	112.00%	21.20	112.00%	21.20
190.00	90.00%	126.00%	22.60	126.00%	22.60
200.00	100.00%	140.00%	24.00	140.00%	24.00

1.	If the notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
2.	The Basket Return excludes any dividends paid on the stocks underlying the U.S.-Europe-Japan Basket as well as the impact of currency exchange rates, because the sub-indices comprising the U.S.-Europe-Japan Basket are calculated without taking into consideration such factors.

Discontinuance of the U.S.-Europe-Japan Basket or Any Sub-Index

If the Chicago Board Options Exchange discontinues publication of the U.S.-Europe-Japan Basket, S&P discontinues publication of the S&P 500 Index, NKS discontinues publication of the Nikkei 225 Stock Average or STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or if any of them or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the U.S.-Europe-Japan Basket , the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index, then the value of the U.S.-Europe-Japan Basket, the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index LASERS.

If the Chicago Board Options Exchange discontinues publication of the U.S.-Europe-Japan Basket, S&P discontinues publication of the S&P 500 Index, NKS discontinues publication of the Nikkei 225 Stock Average or STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the U.S.-Europe-Japan Basket, the S&P 500 Index, the Dow Jones EURO STOXX 50 Index or the Nikkei 225 Stock Average, the value to be substituted for the basket or the relevant index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the basket or the relevant index prior to any such discontinuance.

If the Chicago Board Options Exchange discontinues publication of the U.S.-Europe-Japan Basket, S&P discontinues publication of the S&P 500 Index, STOXX discontinues publication of the Dow Jones EURO STOXX 50 Index or NKS discontinues publication of the Nikkei 225 Stock Average prior to the determination of the Basket Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Basket Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the basket or the relevant index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the U.S.-Europe-Japan Basket or any sub-index may adversely affect trading in the Index LASERS.

If a successor index is selected or the calculation agent calculates a value as a substitute for the basket or the relevant index as described above, the successor index or value will be substituted for the basket or the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication any of the U.S.-Europe-Japan Basket, the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index may adversely affect the market value of the Index LASERS.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index LASERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the U.S.-Europe-Japan Basket, the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index or a successor index is changed in any material respect, or if the basket or the relevant index or a successor index is in any other way modified so that the value of the basket or such index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of the basket or that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the basket or the relevant index or the successor index as if the changes or modifications had not been made, and calculate the value of the basket or the index with reference to the basket or the relevant index or the successor index. Accordingly, if the method of calculating the U.S.-Europe-Japan Basket, the S&P 500 Index, the Nikkei 225 Stock Average or the Dow Jones EURO STOXX 50 Index or the successor index is modified so that the value of the basket or the relevant index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the basket or index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Index LASERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERS will be determined by the calculation agent and will equal, for each Index LASERS, the maturity payment, calculated as though the maturity of the Index LASERS were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding Inc. or Citigroup, the claim of the beneficial owner of the Index LASERS will be capped at the maturity payment, calculated as though the Maturity Date of the Index LASERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Index LASERS, the Index LASERS shall bear interest, payable upon demand of the beneficial owners of the Index LASERS in accordance with the terms of the Index LASERS, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Index LASERS and will also hold the global security representing the Index LASERS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Index LASERS.

Calculation Agent

The calculation agent for the Index LASERS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Index LASERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Index LASERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index LASERS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE U.S.-EUROPE-JAPAN BASKET

General

The U.S.-Europe-Japan Basket will be established on the Pricing Date and will be published by the Chicago Board Options Exchange under the symbol “CXU”. The U.S.-Europe-Japan Basket represents the value of the following three equity sub-indices: the S&P 500® Index, the Dow Jones EURO STOXX 50 IndexSM and the Nikkei 225 Stock AverageSM. The sub-indices track the price return of the broad equity markets in their respective geographic regions. The Starting Value of the U.S.-Europe-Japan Basket will be set to equal 100 on the Pricing Date with each sub-index given approximately equal weight. Each of the sub-indices is described in more detail below. The Chicago Board Options Exchange in no way sponsors, endorses or is otherwise involved in the offering of the Index LASERS.

Computation of the U.S.-Europe-Japan Basket

The U.S.-Europe-Japan Basket will be calculated by the Chicago Board Options Exchange. The U.S.-Europe-Japan Basket will be created using an “equal dollar-weighting” methodology so that each of the sub-indices is represented in an approximately equal dollar amount as of the Pricing Date. The value of the U.S.-Europe-Japan Basket on any index business day will equal the sum of the market value of the assigned number of units of each of the sub-indices. The assigned number of units of each of the sub-indices that comprise the U.S.-Europe-Japan Basket will be set to provide a benchmark value of 100 as of the Pricing Date.

Hypothetical Historical Data on the U.S.-Europe-Japan Basket

The following table sets forth the hypothetical closing values of the U.S.-Europe-Japan Basket on the last business day of each month in the period from January 2001 through December 2006, each calculated as if the U.S.-Europe-Japan Basket had been created on January 30, 2001 with an initial value of 100. The U.S.-Europe-Japan Basket actually will be established on the Pricing Date with a value of 100.

Actual historical closing values of each of the three sub-indices were used to calculate the hypothetical closing values of the U.S.-Europe-Japan Basket, However, these hypothetical closing values should not be taken as an indication of the actual composition of the U.S.-Europe-Japan Basket or the future performance of the U.S.-Europe-Japan Basket or what the market value of the Index LASERS may be. Any hypothetical historical upward or downward trend in the value of the U.S.-Europe-Japan Basket during any period set forth below is not an indication that the U.S.-Europe-Japan Basket is more or less likely to increase or decrease at any time during the term of the Index LASERS.

	2001	2002	2003	2004	2005	2006
January	100.00	77.25	56.64	73.37	77.06	97.07
February	91.40	77.78	55.59	74.70	78.97	96.59
March	88.80	80.93	54.10	75.13	78.22	99.55
April	95.60	78.88	57.44	74.78	75.17	99.47
May	93.44	78.26	60.05	73.49	77.68	93.60
June	90.70	71.58	62.52	76.00	79.15	93.78
July	86.65	64.76	64.76	73.12	81.97	94.12
August	79.57	64.41	67.33	72.25	82.43	97.24
September	71.93	57.86	65.62	72.27	86.58	98.62
October	75.08	59.99	69.02	73.12	85.37	101.04
November	79.07	63.57	68.49	74.95	90.34	101.17
December	79.94	58.77	72.09	77.82	94.21	104.82

The following graph sets forth the hypothetical historical closing values of the U.S.-Europe-Japan Basket on the last index business day of each month, commencing in January 2001 and ending in December 2006, each calculated as if the U.S.-Europe-Japan Basket had been created on January 30, 2001 with an initial value of 100. The hypothetical past movements of the U.S.-Europe-Japan Basket are not indicative of future U.S.-Europe-Japan Basket values.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500 Index at any time. None of Citigroup, Citigroup Funding Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

As of November 30, 2006, the common stocks of 424 of the 500 companies included in the S&P 500 Index were listed on the NYSE. As of November 30, 2006, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 74% of the market value of S&P’s internal database of over 6,956 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of November 30, 2006, the 500 companies included in the S&P 500 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (86), Consumer Staples (38), Energy (31), Financials (88), Health Care (55), Industrials (52), Information Technology (80), Materials (29), Telecommunication Services (10) and Utilities (31). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

THE S&P 500 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE AMOUNT YOU RECEIVE ON THE INDEX LASERS, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500 Index

On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500 Index was fully float adjusted. S&P’s criteria for selecting stocks for the S&P 500 Index will not be changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 S&P 500 component stocks relative to the S&P 50 Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500 component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the S&P 500 component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index . All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Stock split (e.g., 2-for-1)	Shares outstanding multiplied by 2; Stock price divided by 2	No

Share issuance (i.e., change is greater than or equal to 5%)	Shares outstanding plus newly issued shares	Yes

Share repurchase (i.e., change is greater than or equal to 5%)	Shares outstanding minus repurchased shares	Yes

Special cash dividends	Share price minus special dividend	Yes

Company change	Add new company market value minus old company market value	Yes

Rights offering	Price of parent company minus	Yes

(Price of rights) (Right ratio)

Spinoffs	Price of parent company minus	Yes

(Price of spinoff co.) (Share exchange ratio)

Stock splits and stock dividends do not affect the index divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500 component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500 component stock and consequently of altering the aggregate market value of the S&P 500 component stocks (the “Post-Event Aggregate Market Value”). In order that the level of the S&P 500 Index (the “Pre-Event Index Value”) not be affected by the altered market value (whether increase or decrease) of the affected S&P 500 component stock, a new index divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value =	Pre-Event Index Value
New Divisor

New Divisor =	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500 Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

Historical Data on the S&P 500 Index

Month-End Closing Values

The following table sets forth the closing value of the S&P 500 Index on the last index business day of each month in the period from January 2001 through December 2006. These historical data on the S&P 500 Index are not indicative of the future performance of the S&P 500 Index or what the market value of the Index LASERS may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS.

	2001	2002	2003	2004	2005	2006
January	1,366.01	1,130.20	855.70	1,131.13	1,181.27	1,280.08
February	1,239.94	1,106.73	841.15	1,144.94	1,203.60	1,280.66
March	1,160.33	1,147.39	848.18	1,126.21	1,180.59	1,294.83
April	1,249.46	1,076.92	916.92	1,107.30	1,156.85	1,310.61
May	1,255.82	1,067.14	963.59	1,120.68	1,191.50	1,270.09
June	1,224.42	989.82	974.50	1,140.84	1,191.33	1,270.20
July	1,211.23	911.62	990.31	1,101.72	1,234.18	1,276.66
August	1,133.58	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	1,040.94	815.28	995.97	1,114.58	1,228.81	1,335.85
October	1,059.78	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	1,139.45	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	1,148.08	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The closing value of the S&P 500 Index on January 17, 2007 was 1430.62.

The following graph illustrates the historical performance of the S&P 500 Index based on the closing values thereof on the last index business day of each month from January 2001 through December 2006. Past movements of the S&P 500 Index are not indicative of future S&P 500 Index values.

License Agreement

S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup, Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Index LASERS.

The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this prospectus supplement.

The Index LASERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Funding Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc., its affiliates or the Index LASERS. S&P has no obligation to take the needs of Citigroup Funding Inc., its affiliates or the holders of the Index LASERS into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Index LASERS, prices at which the Index LASERS are initially to be sold, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

DESCRIPTION OF THE DOW JONES EURO STOXX 50 INDEXSM

General

Unless otherwise stated, we have derived all information regarding the Dow Jones EURO STOXX 50 IndexSM provided in this pricing supplement, including its composition, method of calculation and changes in components, from STOXX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, STOXX. STOXX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones EURO STOXX 50 Index at any time. None of Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Dow Jones EURO STOXX 50 Index.

STOXX, a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50 Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in Europe (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1000 on December 31, 1991. The value of the Dow Jones EURO STOXX 50 Index is published in both Euros and U.S. Dollars. The Index LASERS will be based on the value of the Dow Jones EURO STOXX 50 Index as calculated and published in Euros.

According to STOXX, as of September 30, 2006, the market capitalization of the 50 companies included in the Dow Jones EURO STOXX 50 Index ranged from a high of €169.47 billion to a low of €27.74 billion. The ten companies with the highest weighting in the Dow Jones EURO STOXX 50 Index represented 37.09% of the index, while the ten companies with the smallest weighting represented 10.22% of the index. The nine countries that are represented in the index account for the following approximate percentages: (1) Great Britain, 39.6%; (2) Switzerland, 14.3%; (3) France, 12.7%; (4) Germany, 11.7%; (5) The Netherlands, 7.1%; (6) Spain, 6.3%; (7) Italy, 5.0%; (8) Finland, 2.0%; and (9) Sweden, 1.3%. The companies that are included in the Dow Jones EURO STOXX 50 Index are representative of the broad market in Europe and of a wide array of European industries including the following: automobile; food and beverage; banking; industrial; chemical; insurance; media; technology; energy; telecommunications; financial services and utilities.

Computation of the Dow Jones EURO STOXX 50 Index

While STOXX currently employs the following methodology to calculate the Dow Jones EURO STOXX 50 Index, no assurance can be given that STOXX will not modify or change such methodology in a manner that may affect the interest distribution amount, if any, payable to the beneficial owners of the Index LASERS.

The 50 stocks comprising the Dow Jones EURO STOXX 50 Index are selected from among the components of the 18 market sector indices of the Dow Jones EURO STOXX, which represents the Eurozone portion of the Dow Jones EURO STOXX Total Market Index. The Dow Jones EURO STOXX 50 Index captures approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX, which in turn covers approximately 95% of the free-float market capitalization of the represented countries.

Within each of the 18 Dow Jones EURO STOXX market sector indexes, the component stocks are ranked by free-float market capitalization. The largest stocks from each market sector index are added to the Dow Jones EURO STOXX 50 Index selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EURO STOXX TMI Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Lastly, any remaining stocks that are current Dow Jones EURO STOXX 50 Index components are added to the selection list. (In exceptional cases, the Supervisory Board may make additions and deletions to the selection list.)

All the stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as components of the Dow Jones EURO STOXX 50 Index. Any remaining current components of the Dow Jones EURO STOXX 50 Index ranked between 41 and 60 are also added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September of each year, using market data from the end of August of that year as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. In order to avoid distortions, changes in the index for dividends, stock splits, rights offerings, spin-offs, repurchases and the like are made on a quarterly basis, unless the number of outstanding shares of a component company changes by more than 10%, in which case the adjustment is made immediately. The underlying securities may be changed at any time for any reason.

Free-float market capitalization is the portion of a stock’s total market capitalization that is available for trading. No component’s weight is permitted to exceed 10% of the index’s total free-float market capitalization. The weights are reviewed quarterly. If any component stock exceeds 10% of the value of the index, STOXX will cap that stock’s representation in the index at 10%, which will be fixed until the next quarterly review.

Neither Dow Jones nor STOXX is under any obligation to continue the calculation and dissemination of the Dow Jones EURO STOXX 50 Index. The Index LASERS are not sponsored, endorsed, sold or promoted by either Dow Jones or STOXX. No inference should be drawn from the information contained in this pricing supplement that either Dow Jones or STOXX makes any representation or warranty, implied or express, to us, the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS in particular or the ability of the Dow Jones EURO STOXX 50 Index to track general stock market performance. Neither Dow Jones nor STOXX has any obligation to take our needs or those of the holders of the Index LASERS into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50 Index. Dow Jones and STOXX are not responsible for, and have not participated in the determination of, the timing of, prices for, or quantities of, the Index LASERS to be issued or in the determination or calculation of the equation by which the basket return amount or any other market payable with respect to the Index LASERS is set. Dow Jones and STOXX have no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

Historical Data on the Dow Jones EURO STOXX 50 Index

The following table sets forth the value of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2001 through December 2006. These historical data on the Dow Jones EURO STOXX 50 Index are not indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Index LASERS may be. Any historical upward or downward trend in the value of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS.

	2001	2002	2003	2004	2005	2006
January	4779.90	3670.26	2248.17	2839.13	2984.59	3691.41
February	4318.88	3624.74	2140.73	2893.18	3058.32	3774.51
March	4185.00	3784.05	2036.86	2787.49	3055.73	3853.74
April	4525.01	3574.23	2324.23	2787.48	2930.10	3839.90
May	4426.24	3425.79	2330.06	2736.83	3076.70	3637.17
June	4243.91	3133.39	2419.51	2811.08	3181.54	3648.92
July	4091.38	2685.79	2519.79	2720.05	3326.51	3691.87
August	3743.97	2709.29	2556.71	2670.79	3263.78	3808.70
September	3296.66	2204.39	2395.87	2726.30	3428.51	3899.41
October	3478.63	2518.99	2575.04	2811.72	3320.15	4004.80
November	3658.27	2656.85	2630.47	2876.39	3447.07	3987.23
December	3806.13	2386.41	2760.66	2951.24	3578.93	4119.94

The closing value of the Dow Jones EURO STOXX 50 Index on January 17, 2007 4146.73.

Historical Closing Values

The following graph illustrates the historical performance of the Dow Jones EURO STOXX 50 Index based on the closing value thereof at the end of each month from January 2001 through December 2006. Past movements of the index are not indicative of future index values.

License Agreement

STOXX, Dow Jones and an affiliate of Citigroup Funding Inc. have entered into a nonexclusive license agreement providing for the license to Citigroup Funding Inc. in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Index LASERS.

The license agreement provides that the following language must be stated in this pricing supplement.

“STOXX and Dow Jones have no relationship to Citigroup Funding Inc., other than the licensing of the use of the Dow Jones EURO STOXX 50 Index and the related trademarks as the case may be for use in connection with the calculation of the Index LASERS.

STOXX and Dow Jones do not:

•	sponsor, endorse, sell or promote the Index LASERS;

•	make investment recommendations that any person invest in the Index LASERS or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Index LASERS;

•	have any responsibility or liability for the administration, management or marketing of the Index LASERS; or

•	consider the Index LASERS or the owner of the Index LASERS in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50 INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN, NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING INC., OWNERS OF THE INDEX LASERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The license agreement is solely for the benefit of Citigroup Funding Inc. and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Index LASERS or any other third parties.

DESCRIPTION OF THE NIKKEI 225 STOCK AVERAGESM

General

Unless otherwise stated, all information herein relating to the Nikkei 225 Stock Average has been derived from the Stock Market Indices Data Bank published by NKS and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock Average at any time. None of Citigroup, Citigroup Funding Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized component stocks trading on the TSE representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

Computation of the Nikkei 225 Stock Average

While NKS currently employs the following methodology to calculate the Nikkei 225 Stock Average, no assurance can be given that NKS will not modify or change such methodology in a manner that may affect the Interest Distribution Amount payable to beneficial owners of the Index LASERS at maturity.

The Nikkei 225 Stock Average is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.293 as of October 2, 2006 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock Average are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock Average is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Stock Average in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Stock Average is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Stock Average. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor (i.e., the level of the Nikkei 225 Stock Average immediately after such change) will equal the level of the Nikkei 225 Stock Average immediately prior to the change.

Component stocks may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the component stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Upon deletion of a stock from the component stocks, NKS will select a suitable replacement for such deleted component stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the component stocks. In such a case, an existing component stock with low trading volume and not representative of a market will be deleted by NKS.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index LASERS are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Index LASERS into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index LASERS to be issued or in the determination or calculation of the equation by which the Interest Distribution Amount or any other amount payable with respect to the Index LASERS is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal index business day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Stock AverageSM on such index business day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 Stock Average may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Stock Average which may, in turn, adversely affect the value of the Index LASERS under certain circumstances.

Historical Data on the Nikkei 225 Stock Average

The following table sets forth the value of the Nikkei 225 Stock Average at the end of each month in the period from January 2001 through December 2006. These historical data on the Nikkei 225 Stock Average are not indicative of the future performance of the Nikkei 225 Stock Average or what the value of the Index LASERS may be. Any historical upward or downward trend in the value of the Nikkei 225 Stock Average during any period set forth below is not an indication that the Nikkei 225 Stock Average is more or less likely to increase or decrease at any time during the term of the Index LASERS.

	2001	2002	2003	2004	2005	2006
January	13843.55	9997.80	8339.94	10783.61	11387.59	16649.82
February	12883.54	10587.83	8363.04	11041.92	11740.60	16205.43
March	12999.70	11024.94	7972.71	11715.39	11668.95	17059.66
April	13934.32	11492.54	7831.42	11761.79	11008.90	16906.23
May	13262.14	11763.70	8424.51	11236.37	11276.59	15467.33
June	12969.05	10621.84	9083.11	11858.87	11584.01	15505.18
July	11860.77	9877.94	9563.21	11325.78	11899.60	15456.81
August	10713.51	9619.30	10343.55	11081.79	12413.60	16140.76
September	9774.68	9383.29	10219.05	10823.57	13574.30	16127.58
October	10366.34	8640.48	10559.59	10771.42	13606.50	16399.39
November	10697.44	9215.56	10100.57	10899.25	14872.15	16274.33
December	10542.62	8578.95	10676.64	11488.76	16111.43	17225.83

The closing value of the Nikkei 225 Stock Average on January 17, 2007 was 17261.35.

Historical Closing Values

The following graph illustrates the historical performance of the Nikkei 225 Stock Average based on the closing value thereof at the end of each year from January 2001 through December 2006. Past movements of the index are not indicative of future index values.

License Agreement

The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index LASERS are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Index LASERS into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index LASERS to be issued or in the determination or calculation of the equation by which the Interest Distribution Amount or any other amount payable with respect to the Index LASERS is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

NKS has entered into a license agreement providing Citigroup Funding Inc. a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Index LASERS. The use of and reference to the Nikkei 225 Stock Average in connection with the Index LASERS have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.

NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Index LASERS are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to Citigroup Funding Inc., the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding Inc. or the holders of the Index LASERS into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Index LASERS to be issued or any other amount payable with respect to the Index LASERS is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining the Interest Distribution Amount or any other amount payable in respect of the Index LASERS.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of an Index LASERS (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Index LASERS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index LASERS and who will hold the Index LASERS as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. This summary assumes that no company the stock of which is included in the U.S.-Europe-Japan Basket is or will become at any time during the term of the Index LASERS a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the Index LASERS could be subject to unfavorable tax treatment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Index LASERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERS SHOULD CONSULT HIS/HER ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an Index LASERS, each holder agrees with Citigroup Funding Inc. that Citigroup Funding Inc. and such holder intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the U.S.-Europe-Japan Basket at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding Inc. during the term of the Index LASERS, but instead will be commingled with Citigroup Funding Inc.’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the characterization of the Index LASERS as cash-settled variable forward contracts, a holder’s tax basis in an Index LASERS generally will equal the holder’s cost for that Index LASERS. Upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at the time of disposition.

Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding Inc. and the U.S. Holder’s tax basis in the Index LASERS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity.

Due to the absence of authority as to the proper characterization of the Index LASERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index LASERS as cash-settled variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the amount of the initial purchase price paid for such holder’s Index LASERS unless (i) the closing value of the U.S.-Europe-Japan Basket decreases by at least 25% (to be determined on the Pricing Date) from its Starting Value at any time after the date of this pricing supplement up to and including the Valuation Date and (ii) the Basket Return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index LASERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument would recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss realized on such sale, exchange or redemption would be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS provide economic returns that are indexed to the performance of the U.S.-Europe-Japan Basket, and offer no assurance that a holder’s investment will be returned to the holder at maturity. Accordingly, Citigroup Funding Inc. believes that it is reasonable to treat the Index LASERS for U.S. federal income tax purposes, not as debt instruments, but as cash-settled variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Funding Inc. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERS, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the computational rate of         % compounded semi-annually (the “comparable yield” for a comparable non-contingent debt issued by Citigroup Funding Inc.), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder on the sale or other taxable disposition of an Index LASERS (including as a result of payments made at maturity) generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as short-term capital gain or loss.

Even if the Contingent Payment Regulations do not apply to the Index LASERS, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index LASERS, it is possible, for example, that an Index LASERS could be treated as including a debt instrument and a forward contract or two or more options. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERS on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Index LASERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERS; assuming none of the companies included in the sub-indices underlying the U.S.-Europe-Japan Basket is or will become at any time during the term of the Index Lasers, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the Index LASERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

In the case of a holder of the Index LASERS that is not a U.S. person, any payments made with respect to the Index LASERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index LASERS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Estate Tax

In the case of a holder of an Index LASERS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index LASERS should note that, absent an applicable treaty benefit, the Index LASERS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index LASERS.

Backup Withholding and Information Reporting

A holder of the Index LASERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Index LASERS.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $             principal amount of the Index LASERS (Index LASERS), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Index LASERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Index LASERS to certain dealers at the public offering price less a concession not to exceed $             per Index LASERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $             per Index LASERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $             per Index LASERS for the Index LASERS they sell. If all of the Index LASERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Funding Inc. will apply to list the Index LASERS on the American Stock Exchange under the symbol “ IBF”.

In order to hedge its obligations under the Index LASERS, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index LASERS—The Market Value of the Index LASERS May Be Affected by Purchases and Sales of the Stocks Underlying the U.S.-Europe-Japan Basket or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Index LASERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Index LASERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERS through and including the date of disposition of such Index LASERS that either:

(a)

it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or

Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

	Page
Pricing Supplement
Summary Information — Q&A	PS -2
Risk Factors Relating to the Index LASERS	PS -8
Description of the Index LASERS	PS -13
Description of the U.S.-Europe-Japan Basket	PS - 19
Description of the S&P 500® Index	PS - 21
Description of the Dow Jones Euro Stoxx 50 IndexSM	PS - 26
Description of the Nikkei 225 Stock AverageSM	PS - 30
Certain United States Federal Income Tax Considerations	PS - 35
Plan of Distribution	PS - 38
ERISA Matters	PS - 38

Prospectus Supplement
Risk Factors	S -	3
Important Currency Information	S -	6
Description of the Notes	S -	7
Certain United States Federal Income Tax Considerations	S -	33
Plan of Distribution	S -	40
ERISA Matters	S -	41

Prospectus
Prospectus Summary		1
Forward-Looking Statements		6
Citigroup Inc.		6
Citigroup Funding Inc.		6
Use of Proceeds and Hedging		7
European Monetary Union		8
Description of Debt Securities		8
Description of Index Warrants		21
Description of Debt Security and Index Warrant Units		24
Limitations on Issuances in Bearer Form		25
Plan of Distribution		26
ERISA Matters		29
Legal Matters		29
Experts		29

Citigroup Funding Inc.

Medium-Term Notes, Series D

Index LeAding

StockmarkEt Return Securities

(Index LASERSSM)

Based Upon the

U.S.-Europe-Japan Basket

Due                     , 2010

($10 Principal Amount per Index LASERS)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)